Exhibit 99.1
SATÉLITES MEXICANOS, S.A. DE C.V.
ANNOUNCES COMMENCEMENT OF SOLICITATION OF VOTES ON PROPOSED JOINT
CHAPTER 11 PLAN OF REORGANIZATION
Mexico, D.F. March 8, 2011 — Satélites Mexicanos, S.A. de C.V. (“Satmex” or the “Company”) announced on January 25, 2011 that it had reached an agreement with the holders of more than two-thirds of the outstanding principal amount of its 10 1/8% Second Priority Senior Secured Notes due 2013 regarding a comprehensive recapitalization to be effected through a prepackaged plan of reorganization to be filed in the United States Bankruptcy Court for the District of Delaware (the “ Prepackaged Plan”).
As part of the implementation of the Prepackaged Plan, Satmex and its subsidiaries Alterna’TV Corporation and Alterna’TV International Corporation (collectively, the “Debtors”) today commenced a solicitation of votes on the Prepackaged Plan from holders of record as of March 3, 2011 of the Company’s First Priority Senior Secured Notes due 2011, and the Company’s 10 1/8% Second Priority Senior Secured Notes due 2013. The solicitation period will expire on April 4, 2011. If sufficient votes are received for the Prepackaged Plan, the Debtors intend to file voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code and seek prompt confirmation of the Prepackaged Plan.
The Disclosure Statement Relating to the Joint Prepackaged Plan of Reorganization of Satélites Mexicanos, S.A. de C.V., Alterna’TV Corporation and Alterna’TV International Corporation Under Chapter 11 of the Bankruptcy Code (the “Disclosure Statement”) and the Prepackaged Plan are available on the public website of the Company at http://www.satmex.com. The Disclosure Statement contains certain projected financial information and valuation analysis (collectively, the “Projections”) which are based on numerous assumptions, as set forth in the Disclosure Statement, including, without limitation, confirmation and consummation of the Prepackaged Plan in accordance with its terms; realization of the operating strategy of the Reorganized Debtors (as defined in the Prepackaged Plan); industry performance; no material adverse changes in general business and economic conditions; adequate financing; and other matters, many of which will be beyond the control of the Reorganized Debtors.
Accordingly, the Projections are only estimates and are necessarily speculative in nature. The Projections were not prepared in accordance with standards for projections promulgated by the American Institute of Certified Public Accountants or with a view to compliance with published guidelines of the Securities and Exchange Commission regarding projections or forecasts. The Projections have not been audited, reviewed, or compiled by the Debtors’ independent public accountants. The Projections should be read together with the information in Part VI of the Disclosure Statement entitled “Certain Factors to be Considered,” which sets forth, among other things, important factors that could cause actual results to differ from those in the Projections.
The securities being offered pursuant to the proposed Prepackaged Plan will not be and have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.
The foregoing summary of the solicitation of votes does not purport to be complete and is qualified in its entirety by the provisions of the Disclosure Statement and the Prepackaged Plan.
This press release is for informational purposes only and does not constitute a solicitation to accept or reject the proposed Prepackaged Plan referred to herein or an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any offer or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any solicitation or offer to sell will be made pursuant to and in accordance with the Disclosure Statement and applicable law.

Safe Harbor and Forward-Looking Statements
This press release contains forward-looking statements. All forward-looking statements reflect Satmex’s current analysis of existing facts and information and represent Satmex’s judgment only as of this date. Actual results in the future could differ materially and adversely as a result of various important factors, including, but not limited to, the solicitation of votes to approve the Prepackaged Plan, the confirmation of the Prepackaged Plan by the applicable bankruptcy court, Satmex’s ability to obtain the financing necessary to consummate the Prepackaged Plan, the impact of changes in national, foreign and regional economies, the volatility in the U.S. and global economies and financial credit markets and the overall demand for the satellite services that Satmex provides, among other risk factors. Satmex expressly disclaims any intent or obligation to update these forward-looking statements, except as required by law. For a discussion of certain of the risks, uncertainties and other factors affecting the statements contained in this news release, see Satmex’s Annual Report on Form 20-F for the year ended December 31, 2009 and subsequent Periodic Reports on Form 6-K.
About Satmex
Satélites Mexicanos, S.A. de C.V. is a significant provider of fixed satellite services (“FSS”) in the Americas, with coverage of more than 90% of the population of the region across more than 45 nations and territories. As one of only two privately-managed FSS providers based in Latin America, Satmex has designed, procured, launched and operated three generations of satellites during a period of over 25 years. Satmex’s current fleet is comprised of three satellites in highly attractive, contiguous orbital slots that enable its customers to effectively serve our entire coverage footprint utilizing a single satellite connection.